Exhibit (a)(2)

                [Form of Cover Letter to Employees and Directors]

                          MEDSOURCE TECHNOLOGIES, INC.
                          110 CHESHIRE LANE, SUITE 100
                          MINNEAPOLIS, MINNESOTA 55305


                                   May 8, 2003

Dear MedSource Employees and Directors:

         On April 22, 2003, our Board of Directors authorized a stock option exchange program. This is a voluntary program that allows MedSource employees and directors who meet certain conditions to cancel their current stock options in exchange for a new option to be granted by the Compensation and Management Development Committee of MedSource's Board of Directors no earlier than six months and one day after the options are cancelled.

         Many of the outstanding options to purchase shares of our common stock, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. By making the exchange offer we intend to maximize stockholder value by creating better performance incentives for, and thus increasing retention of, our employees and directors. We also hope that the exchange offer will help us in advancing our belief in the concept of employees as owners.

         The attached documents describe the option exchange program in detail, including the possible benefits and risks of the program. Please take the time to carefully review the documents and instructions enclosed with this letter and consider your decision carefully. Also, please read the Frequently Asked Questions part of this letter. There is no way to predict what the price of our common stock will be during the next six months. Our Board of Directors makes no recommendations as to whether you should participate in the exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the exchange program, you need to return to us the election form enclosed to this letter no later than 5:00 p.m., Central Daylight Time, on June 6, 2003.

         ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE OR REFRAIN FROM EXCHANGING YOUR OPTIONS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO EXCHANGE YOUR OPTIONS.

         If you have any questions about the stock option exchange program, please contact Joyce Snow at (952) 807-1304 or jsnow@medsourcetech.com.

                                          Sincerely,


                                          /s/ Richard J. Effress
                                          ----------------------
                                          Richard J. Effress
                                          Chief Executive Officer and Chairman
                                              of the Board of Directors

Enclosures


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                           Frequently Asked Questions
                           --------------------------

How does the exchange actually work?
------------------------------------

         You can exchange two (2) options that you are currently holding for one
(1) new option. The new option will be granted at the first meeting of the Compensation and Management Development Committee of our Board of Directors held on a date that is at least six months and one day following the date of expiration of the exchange offer (the "replacement grant date"). You can exchange all of your current options, a portion of your current options, or none of your current options. If you do not exchange your current options, they will continue to remain valid at the established option "strike" price, and for the remaining period of such options. In that case, the vesting schedule of your current options will not change.

         If you exchange your options, you will receive new options at a "strike" price equal to the closing sale price of our common stock as reported on the Nasdaq National Market on the replacement grant date. New options granted to employees will vest in equal amounts over four (4) years, and new options granted to non-employee directors will vest in equal amounts over three (3) years. All new options will start vesting on the first anniversary of the replacement grant date and will expire on the tenth anniversary of the replacement grant date.

Example A
---------

         Employee has an option for 100 shares at a "strike" price of $16.00 per share. Employee received the option in April 2000. Since the option is to vest in equal portions over four years, starting on the first anniversary of the date of grant, the option has vested with respect to 75 shares.

         Employee decides to exchange the option for a new option. Under the terms of the exchange program, Employee would receive an option for 50 shares on the replacement grant date, at the closing sale price of the stock on that day. The new option would vest in equal portions over four years, starting on the first anniversary of the replacement grant date. Employee would be able to exercise the option (from time to time, with respect to the shares that have vested) until the tenth anniversary of the replacement grant date.

Example B
---------

         Employee has an option for 100 shares at a "strike" price of $16.00 per share. Employee received the option in April 2000. Since the option is to vest in equal portions over four years, starting on the first anniversary of the date of grant, the option has vested with respect to 75 shares.

         Employee decides to keep the old option. In this case, Employee retains the right to exercise the vested portion of the option at the original "strike" price, until the tenth anniversary of the original grant date.

Example C
---------

         Employee has an option for 100 shares at a "strike" price of $20.00 per share (the "first option"), and an option for 100 shares at a "strike" price of $12.00 per share (the "second option"). Employee received the first option in April 2000 and the second option in July 2001. Since the options are to vest in equal portions over four years, starting on the first anniversary of the date of grant, the first option has vested with respect to 75 shares (with a "strike" price of $20.00 per shares) and the second option has vested with respect to 25 shares (with a "strike" price of $12.00 per shares).



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

         Employee decides to exchange the first option (with the "strike" price of $20.00 per share), and retain the second option (with a "strike" price of $12.00 per share).

In this case:

         1. Employee would receive an option for 50 shares on the replacement grant date, with a "strike" price equal to the closing sale price of the common stock on such date. The new option would vest in equal portions over four years, starting on the first anniversary of the replacement grant date. The Employee would have the right to exercise the option (from time to time, with respect to the shares that have vested) until the tenth anniversary of the replacement grant date; and

         2. Employee retains the right to exercise the vested portion of the second option at the strike price of $12.00 per share and the unvested portion of the second option as it continues to vest, until the tenth anniversary of the date of grant.

Why should I exchange my current options?
-----------------------------------------

         The option exchange program was approved by our Board of Directors to benefit employees and directors. Such employees and directors will benefit because the new options will be priced at market price on the replacement grant date and therefore will represent a true opportunity to share any future value created as MedSource prospers and the price of our stock rises. In addition, our stockholders will benefit because the new options, with the current value pricing, provides a true incentive for participating employees and directors to work hard to increase our market value and the associated market price of our stock.

Is there any reason for me to keep my current options?
------------------------------------------------------

         If you accept the offer and exchange your current options for new options, you are essentially trading current value for future potential. The one-for-two exchange offer was designed to be a fair trade-off. You would exchange your current options for new ones if you believed that the expected reduced exercise price established six months and one day following expiration of the offer will make up for the reduced number of options. For example, if you currently hold an option with a "strike" price of $16.00, and the exercise price for the new option is $3.00, the stock price would need to be above $29.00 until the expiration of the option for you to achieve a greater economic gain by holding onto the old options. The issue that you have to consider is not so much how high the stock price eventually climbs, but whether you are inclined to exchange current real value for future "potential". William (Bill) Kullback of MedSource has agreed to answer specific questions regarding your economic "breakeven", and he can be reached at (952) 807-1218 or bkullback@medsourcetech.com.

Why do we have to wait six months and one day to receive the new stock options?
-------------------------------------------------------------------------------

         A grant of new options in exchange for the cancelled options on a date that is less than six months and one day following the expiration of the exchange offer with an exercise price equal to the market value on the date of grant of the new options would be deemed a repricing of the options and would result in unfavorable accounting consequences for MedSource. As a result, a simple option repricing could seriously jeopardize our progress toward profitability, as we would be required to take a charge against earnings on any future appreciation of the repriced options.


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


Can I exchange my options after the cut-off date?
-------------------------------------------------

         No. All options that you elect to exchange must be so exchanged within the established period for submitting your election.

Whom can I speak with if I have specific questions regarding the exchange?
--------------------------------------------------------------------------

         If you have any questions, please contact Joyce Snow at (952) 807-1304 or jsnow@medsourcetech.com.





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